Via Facsimile and U.S. Mail
Mail Stop 6010

October 19, 2007

Chris Mao Peng
Chairman and Chief Executive Officer
China Biopharmaceuticals Holdings, Inc.
No. 859, Pan Xu Road
Suzhou, Jiangsu Province
China, 215000

Re: China Biopharmaceuticals Holdings, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007
Form 10-QSB for the Period Ended June 30, 2007
Filed August 14, 2007
File Number: 000-09987

Dear Mr. Peng:

We have reviewed your September 14, 2007 response to our June 29, 2007 letter and have the following comments.   Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Item 3. Legal Proceedings, page 21

1.   We read your response to comment one. Tell us what due diligence was performed at the time of the Enshi acquisition, why these "revenue problems" were not identified at that time and the dollar amount of the adjustment you made to Enshi's revenues.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations – Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 24

2.   We read your response to comment two. Item 303 of Regulation S-B requires that you disclose the causes for any material changes from period to period in one or more line items of the financial statements. Therefore, please include the explanation for the variance in minority interest in the amended 2006 10-KSB.

Financial Statements – December 31, 2006

Consolidated Statements of Cash Flows, page F-5

3.   Refer to your response to comment four. You state that all of these balances were moved in the statement of cash flows, yet the Statement of Cash Flows presented in your June 30, 2007 Form 10-QSB still includes "Other receivables – related parties" as an operating activity. Please revise the June 30, 2007 10-QSB to include this as an investing activity.

Note 15 – Business Combinations, page F-24

Erye Acquisition, page F-24

4.   We read your response to comment six. It still appears as though your reevaluation of the common shares was a correction of an error since it is what you should have done at the time of the acquisition. Therefore, please revise your disclosure to explain that this was a correction of an error. In addition, your proposed disclosure does not name the Chinese CPA firm that provided the independent appraisal report. Please include the name of the firm in the amended 2006 10-KSB.

Enshi Acquisition, page F-25

5.   We read your response to comment seven. Since you have confirmed that the information related to the receivables was not obtained during the independent appraisal, we believe that it was not appropriate to treat this as a re-allocation of the purchase price. Therefore, revise your financial statements to reflect this as a write off of receivables rather than a re-allocation of the purchase price.

Discontinued Operation – Suzhou Hengyi, page F-26

6.   We read your response to comment nine. In your amendment, please include the original amounts as well as the restated amounts. Also include an explanation for the miscalculation.

*   *   *   *

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                Sincerely,

                                Jim B. Rosenberg
                                Senior Assistant Chief Accountant